UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of February, 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                                 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


SPIRENT PLC



2. Name of shareholder having a major interest


BARCLAYS PLC



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


SHAREHOLDER NAMED IN 2 ABOVE



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Registered Holder                              Account designation  Holding



ABBEYUTTL-6010782807-VIDACOS N                 ABBEYUTT            266,593

ABPEURUKQ-872482-MELLON NOMINE                 ABPEURUK            810,646

ABUEURTTL-8003168-MORGAN NOMIN                 ABUEURTT             18,757

ALEXITTTL-28166-CHASE NOMINEES                 ALEXITTT          2,971,464

ALMLUFTTL-18409-CHASE MANHATTA                 ALMLUFTT            487,521

ASTEXMTTL-21359-CHASE NOMINEES                 ASTEXMTT          1,220,660

ASUKEXTTL-20947-CHASE MANHATTA                 ASUKEXTT         36,902,444

AXATRKTTL-845315-MIDLAND BANK                  AXATRKTT             23,453

B2350FTTL-19499-CHASE MANHATTA                 B2350FTT            106,298

BARCLAYS CAPITAL NOMINEES LIMI                                     734,302

BARCLAYS NOMS MONUMENT R97                                          13,777

BARCLAYS TRUST CO AS EXEC/ADM                                        1,128

BARCLAYSHARE NOMINEES LIMITED                                       41,330

BDFORDTTL-BCP01-NORTHERN TRUST                BDFORDTT              47,353

BDUKEQTTL-N3YZ-STATE STREET                   BDUKEQTT              10,446

BEUREQTTL-N3B2-STATE STREET                   BEUREQTT               8,621

BLENTFUKQ-16344-CHASE MANHATTA                BLENTFUK             279,176

BLENTPUKQ-16345-CHASE MANHATTA                BLENTPUK             538,020

BLEQFDUKQ-16331-CHASE MANHATTA                BLEQFDUK             246,435

BLEQPTUEA-16341-CHASE MANHATTA                BLEQPTUE           1,610,786

BLEQPTUKQ-16341-CHASE MANHATTA                BLEQPTUK             650,710

                                              BLFEDRTT             122,407
BLFEDRTTL-28269-CHASE NOMINEES

BLFEPDTTL-28270-CHASE NOMINEES                BLFEPDTT             603,441

BLFEPDUKQ-28270-CHASE NOMINEES                BLFEPDUK             270,467

BLUKINTTL-16400-CHASE MANHATTA                BLUKINTT          8,433,668

BRKSPFTTL-813168-MIDLAND BANK                 BRKSPFTT            810,991

BTPOOLEUR-16315-CHASE MANHATTA                BTPOOLEU            381,288

BUCAPTUEA-19503-CHASE MANHATTA                BUCAPTUE            219,950

BUCAPTUKQ-19503-CHASE MANHATTA                BUCAPTUK            124,989

BUDISTUKA-19514-CHASE  MANHATTA               BUDISTUK            117,060

BUEXINTTL-19520-CHASE MANHATTA                BUEXINTT            189,433

BUFIVE350-19508-CHASE MANHATTA                BUFIVE35          1,116,144

BUGENRTTL-19507-CHASE MANHATTA                BUGENRTT            319,061

BUGENRUEA-19507-CHASE MANHATTA                BUGENRUE            564,304

BUINCM350-19505-CHASE MANHATTA                BUINCM35            209,020

BUINCMTTL-19505-CHASE MANHATTA                BUINCMTT            138,568

BUINVFTTL-19518-CHASE MANHATTA                BUINVFTT            493,199

BUKEQUTTL-N3B6-STATE STREET                   BUKEQUTT            287,623

BUSPCSUKQ-19519-CHASE MANHATTA                BUSPCSUK          2,099,471

BUTRSFTTL-19512-CHASE MANHATTA                BUTRSFTT             40,008

CAAPENTTL-CVS21-NORTHERN TRUST                CAAPENTT          1,475,346

CEULIPTTL-367748-BANK OF NEW Y                CEULIPTT          3,257,871

CHATRKTTL-16376-CHASE MANHATTA                CHATRKTT            475,611

CHRSTHUKX-16621-CHASE MANHATTA                CHRSTHUK            182,152

CHUCOMTTL-31961-CHASE NOMINEES                CHUCOMTT            764,562

CLTWORTTL-392177-BANK OF NEW Y                CLTWORTT            306,935

COUEUKTTL-392067-BANK OF NEW Y                COUEUKTT          4,070,892

DENTSTUKA-16644-CHASE MANHATTA                DENTSTUK            344,035

DUNSWRUKA-16612-CHASE MANHATTA                DUNSWRUK            132,715

DYFEDXUKA-772823-MIDLAND BANK                 DYFEDXUK          1,412,840

ESBSUPTTL-218311-BANK OF NEW Y                ESBSUPTT             43,074

FFP350TTL-221476-BNY (OCS) NOM                FFP350TT            218,995

FFPONGTTL-221428-BANK OF NEW Y                FFPONGTT            358,521

FKRUSSTTL-501562755-BANKERS TR                FKRUSSTT          2,136,320

FRNUKQTTL-501575013-BANKERS TR                FRNUKQTT            333,024

GMITRNTTL-25772-CHASE MANHATTA                GMITRNTT            439,014

GODUNYEUR-16281-CHASE MANHATTA                GODUNYEU            341,021

INVESTORS BANK AND TRUST CO.                   527191           3,056,084

INVESTORS BANK AND TRUST CO.                   536747             756,438

INVESTORS BANK AND TRUST CO.                   552942             402,745

INVESTORS BANK AND TRUST CO.                  573039               92,016

INVESTORS BANK AND TRUST CO.                  585934                9,820

INVESTORS BANK AND TRUST CO.                  595966              230,692

JPMORGAN CHASE BANK                           540186              181,647

JPMORGAN CHASE BANK                           BTGF01IE            341,021

JPMORGAN CHASE BANK                           BTGF05IE            381,288

KIOGEQUKA-387173-BNY (OCS) NOM                KIOGEOUK            178,749

MARKIPTTL-814537-MIDLAND BANK                 MARKIPTT             80,198

MARKUKTTL-814574-MIDLAND BANK                 MARKUKTT             75,842

NORTHERN TRUST BANK - BGI SEPA                581610              274,022

NORTHERN TRUST BANK - BGI SEPA                584069              116,930

NORTHERN TRUST BANK - BGI SEPA                604162               41,732

NUFFOUTTL-TNF01-NORTRUST NOMIN                NUFFOUTT            319,919

NUFGENUKA-16901-CHASE MANHATTA                NUFGENUK            123,521

PGUKALTTL-613363-CITIBANK NA                  PGUKALTT            518,295

POWYSFTTL-16649-CHASE MANHATTA                POWYSFTT             41,844

PPPMEDUKQ-8002238-DEUTSCHE BAN                PPPMEDUK            127,458

PTMA11TTL-27717-CHASE NOMINEES                PTMA11TT             12,195

R C GREIG NOMINEES LIMITED A/C                BL1                 161,919

R C GREIG NOMINEES LIMITED A/C                CM1                  40,458

R C GREIG NOMINEES LIMITED GP1                GP1                  15,218

R C GREIG NOMINEES LIMITED SA1                SA1                  18,461

ROYLIVTTL-LIV02-NORTRUST NOMIN                ROYLIVTT            743,448

SCTPEQTLC-SCO06-NORTRUST NOMIN                SCTPEOTL            314,532

STHWRKUKQ-16669-CHASE MANHATTA                STHWRKUK             79,390

TORFAEUKQ-003002-MELLON NOMINE                TORFAEUK             84,024

TPGEQUTTL-6948890986-CITIBANK                 TPGEOUTT            175,531

TRIBUNTTL-18243-CHASE MANHATTA                TRIBUNTT            127,489

UBS LIMITED                                   583996              446,293

UNIAEQTTL-USF12-NORTHERN TRUST                UNIAEOTT          1,837,560

UNLVERUKQ-USF06-NORTHERN TRUST                UNLVERUK            207,560

WELLCOTTL-JD12-STATE STREET                   WELLCOTT            447,165

WINUKPTTL-6010640794-VIDACOS N                WINUKPTT            252,237

WOOUSFTTL-214075-BANK OF NEW Y                WOOUSFTT          3,356,057

ZEBAN NOMINEES LIMITED                                              1,700

ZEBAN NOMINEES LIMITED                                              4,780

                                             TOTAL             95,500,218




5. Number of shares / amount of stock acquired


NOT NOTIFIED



6. Percentage of issued class


NOT NOTIFIED



7. Number of shares / amount of stock disposed


-



8. Percentage of issued class


-



9. Class of security


ORDINARY SHARES OF 3.3333 PENCE EACH



10. Date of transaction


NOT NOTIFIED



11. Date company informed


16 FEBRUARY 2004



12. Total holding following this notification


95,500,218



13. Total percentage holding of issued class following this notification


10.07%



14. Any additional information


NOTIFICATION RECEIVED PURSUANT TO S198-202 COMPANIES ACT 1985 THAT THE SHAREHOLDER NAMED IN 2 ABOVE HAS INCREASED THEIR SHAREHOLDING IN SPIRENT PLC TO 10.07%. SHAREHOLDER PREVIOUSLY REPORTED A SHAREHOLDING OF 57,366,187 SHARES (6.05%) ON 13 FEBRUARY 2004.



15. Name of contact and telephone number for queries


LUKE THOMAS - 01293 767658



16. Name and signature of authorised company official responsible for making this notification


LUKE THOMAS - DEPUTY COMPANY SECRETARY



Date of notification


16 FEBRUARY 2004



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 16 February, 2004                         By   ____/s/ Luke Thomas____

                                                    (Signature)*